                                                                       EXHIBIT 1


CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to "we", "us", "the company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore.

In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollar. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

The Company's financial statements are presented in accordance with United States generally accepted accounting principles ("US GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.
Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; litigation and other risks described in "Item 3. Key Information - D. Risk Factors" section in the Form 20-F we filed with the Securities and Exchange Commission on March 30, 2001. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I  --  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)
               FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                        FOR THE THREE MONTHS ENDED JUNE 30,
                                                        -----------------------------------

                                                            2000                    2001
                                                          --------                --------
Net revenues                                              $ 75,759                $ 35,266
Cost of revenues                                           (50,412)                (57,200)
                                                          --------                --------
Gross profit (loss)                                         25,347                 (21,934)
                                                          --------                --------
Operating expenses:
  Selling, general and administrative                        9,846                   8,846
  Research and development                                   4,276                   3,500
  Others, net                                                 (227)                     --
                                                          --------                --------
    Total operating expenses                                13,895                  12,346
                                                          --------                --------

Operating income (loss)                                     11,452                 (34,280)

Other income :
  Interest income, net                                       2,920                   1,619
  Foreign currency exchange gain (loss)                       (398)                    391
  Other non-operating income, net                            1,175                     780
                                                          --------                --------
  Total other income                                         3,697                   2,790
                                                          --------                --------
Income (loss) before income taxes                           15,149                 (31,490)
Income tax expense                                          (1,050)                   (217)
                                                          --------                --------
Net income (loss)                                         $ 14,099                $(31,707)
                                                          --------                --------
Other comprehensive income:
  Unrealized gain on available-for-sale
  marketable securities                                         --                      59
                                                          --------                --------
Comprehensive income (loss)                               $ 14,099                $(31,648)
                                                          ========                ========

Basic net income (loss) per ordinary share                $   0.01                $  (0.03)
Diluted net income (loss) per ordinary share              $   0.01                $  (0.03)

Basic net income (loss) per ADS                           $   0.14                $  (0.32)
Diluted net income (loss) per ADS                         $   0.14                $  (0.32)

Ordinary shares (in thousands) used in per ordinary
 share calculation:
--  basic                                                  982,913                 989,142
--  effect of dilutive options                              11,785                      --
                                                          --------                --------
--  diluted                                                994,698                 989,142
                                                          ========                ========


ADS (in thousands) used in per ADS calculation:
--  basic                                                   98,291                  98,914
--  effect of dilutive options                               1,179                      --
                                                          --------                --------
--  diluted                                                 99,470                  98,914
                                                          ========                ========

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                          FOR THE SIX MONTHS ENDED JUNE 30,
                                                          ---------------------------------
                                                            2000                    2001
                                                          --------               ---------
Net revenues                                              $147,935               $  83,894
Cost of revenues                                           (95,466)               (115,743)
                                                          --------               ---------
Gross profit (loss)                                         52,469                 (31,849)
                                                          --------               ---------

Operating expenses:
  Selling, general and administrative                       19,679                  20,694
  Research and development                                   6,894                   7,023
  Others, net                                                 (233)                     82
                                                          --------               ---------
    Total operating expenses                                26,340                  27,799
                                                          --------               ---------

Operating income (loss)                                     26,129                 (59,648)

Other income:
  Interest income, net                                       3,072                   3,509
  Foreign currency exchange gain                               462                     333
  Other non-operating income, net                            1,773                   1,937
                                                          --------               ---------
    Total other income                                       5,307                   5,779
                                                          --------               ---------

Income (loss) before income taxes                           31,436                 (53,869)
Income tax expense                                          (1,539)                   (821)
                                                          --------               ---------
Net income (loss)                                         $ 29,897               $ (54,690)
                                                          --------               ---------
Other comprehensive income:
  Unrealized gain on available-for-sale
   marketable securities                                        --                      69
                                                          --------               ---------
Comprehensive income (loss)                               $ 29,897               $ (54,621)
                                                          ========               =========

Basic net income (loss) per ordinary share                $   0.03               $   (0.06)
Diluted net income (loss) per ordinary share              $   0.03               $   (0.06)

Basic net income (loss) per ADS                           $   0.32               $   (0.55)
Diluted net income (loss) per ADS                         $   0.31               $   (0.55)

Ordinary shares (in thousands) used in per ordinary
 share calculation:
--  basic                                                  941,265                 988,523
--  effect of dilutive options                              13,189                      --
                                                          --------               ---------
--  diluted                                                954,454                 988,523
                                                          ========               =========

ADS (in thousands) used in per ADS calculation:
--  basic                                                   94,126                  98,852
--  effect of dilutive options                               1,319                      --
                                                          --------               ---------
--  diluted                                                 95,445                  98,852
                                                          ========               =========

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2000 AND JUNE 30, 2001
                           IN THOUSANDS OF US DOLLARS


                                                        DECEMBER 31,              JUNE 30,
                                                        ------------              --------
                                                            2000                    2001
                                                          --------                --------
ASSETS
Current assets:
  Cash and cash equivalents                               $141,733                $149,196
  Accounts receivable, net                                  52,315                  21,453
  Amounts due from ST and ST affiliates                      8,727                   2,310
  Short-term deposits with ST affiliates                    10,000                      --
  Other receivables                                         18,989                  11,231
  Inventories                                               14,793                   8,573
  Marketable securities                                     11,486                     552
  Prepaid expenses                                          24,809                  24,876
                                                          --------                --------
    Total current assets                                   282,852                 218,191
Property, plant and equipment, net                         380,934                 351,746
Marketable securities                                       10,420                  17,710
Prepaid expenses                                            37,552                  25,220
Other assets                                                    --                     300
                                                          --------                --------
    Total Assets                                          $711,758                $613,167
                                                          ========                ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                  $ 14,799                $ 14,136
  Accounts payable                                          13,956                  13,694
  Amounts due to ST and ST affiliates                        2,062                   2,576
  Accrued operating expenses                                32,963                  11,668
  Other payables                                            27,705                  13,198
  Income taxes payable                                       2,846                   1,628
                                                          --------                --------
    Total current liabilities                               94,331                  56,900
Deferred grant                                               2,631                   3,039
Long-term debt, excluding current installments              29,599                  21,204
                                                          --------                --------
    Total liabilities                                      126,561                  81,143
                                                          --------                --------

Shareholders' Equity:

Share capital                                              159,461                 159,916
Additional paid-in capital                                 386,325                 387,318
Accumulated other comprehensive loss                        (9,731)                 (9,662)
Retained earnings (deficit)                                 49,142                  (5,548)
                                                          --------                --------
    Total Shareholders' Equity                             585,197                 532,024
                                                          --------                --------
    Total Liabilities and Shareholders' Equity            $711,758                $613,167
                                                          ========                ========

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS


                                                           FOR THE SIX MONTHS ENDED JUNE 30,
                                                           ---------------------------------
                                                               2000                 2001
                                                             ---------            --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                            $  29,897            $(54,690)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Depreciation and amortization                                 31,837              49,699
  Loss (gain) on sale of property, plant and equipment            (233)                 82
  Exchange loss (gain)                                           2,687                (333)
  Others                                                            --                (300)
Changes in operating working capital:
  Accounts receivable                                          (12,797)             30,106
  Amounts due from ST and ST affiliates                             79               6,417
  Inventories                                                     (885)              6,220
  Other receivables and prepaid expenses                         5,217              20,643
  Accounts payable                                              (2,660)                132
  Amounts due to ST and ST affiliates                           (2,845)                514
  Accrued operating expenses and other payables                 (4,426)            (22,556)
                                                             ---------            --------
Net cash provided by operating activities                       45,871              35,934
                                                             ---------            --------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturity of marketable securities                     --              11,900
Purchases of marketable securities
                                                                    --              (8,670)
Proceeds from maturity of  short-term deposits                      --              10,000
Purchases of property, plant and equipment
                                                              (137,576)            (36,545)
Proceeds from sale of property, plant and equipment              5,955               2,186
                                                             ---------            --------
Net cash used in investing activities                         (131,621)            (21,129)
                                                             ---------            --------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt                                   (60,000)                 --
Repayment of long-term debt                                         --              (7,366)
Proceeds from issuance of shares                               388,591                 698
                                                             ---------            --------
Net cash provided by (used in) financing activities            328,591              (6,668)
                                                             ---------            --------
Net increase in cash and cash equivalents                      242,841               8,137
Effect of exchange rate changes on cash and
 cash equivalents                                               (2,729)               (674)
Cash and cash equivalents at beginning of the period            16,568             141,733
                                                             ---------            --------
Cash and cash equivalents at end of the period               $ 256,680            $149,196
                                                             =========            ========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Interest                                                   $   2,123            $    767
  Income taxes                                                     412               2,244


See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, Taiwan and France offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of June 30, 2001, we were 71.99% owned by Singapore Technologies Pte Ltd ("ST") and its affiliates.


2.   BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with US GAAP and reflect normal recurring adjustments which, in the opinion of the management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.


3.   PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the financial statements of ST Assembly Test Services Ltd and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.


4.   USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.


5.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended June 30, 2000 and June 30, 2001, the five largest customers collectively accounted for approximately 74.5% and 72.0% of revenues, respectively. During the six-month periods ended June 30, 2000 and June 30, 2001, the five largest customers collectively accounted for approximately 73.5% and 64.1% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's major customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

6.   RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the communications and personal computer industries, competitive pricing and declines in average selling prices, reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw materials and equipment suppliers, exchange rate fluctuations, dependence on key personnel, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.


7.   INVENTORIES

     Inventories at December 31, 2000 and June 30, 2001 consist of (in thousands):

                                             DECEMBER 31,        JUNE 30,
                                                2000               2001
                                             ------------        --------

     Raw materials                             $12,047           $11,159
     Factory supplies                            1,849             1,683
     Work-in-progress                            2,501               831
     Finished goods                                 40                45
                                               -------           -------
                                                16,437            13,718
     Allowance for inventory obsolescence       (1,644)           (5,145)
                                               -------           -------
                                               $14,793           $ 8,573
                                               -------           -------


8.   CONTINGENCY

     On February 20, 2001, Amkor Technology, Inc. ("Amkor") served a lawsuit against the Company and its subsidiary, ST Assembly Test Services, Inc. (formerly known as Singapore Technologies Assembly and Test Services, Inc.) alleging patent infringement in respect of certain integrated circuit packages. Amkor is seeking permanent injunction against the Company and its subsidiary, and the award of unspecified damages, including loss of profits. No provision has been made in respect of this lawsuit as the Company believes that the lawsuit is without merit. The Company intends to vigorously defend against the lawsuit. While the Company believes that it has meritorious defenses against the lawsuit, the ultimate resolution of the matter, if unfavorable, could have a material effect on the Company's results of operations.


9.   SUBSEQUENT EVENT

     On July 31, 2001, the Company announced that it has entered into an agreement to acquire a 51% interest in Winstek Semiconductor Corporation, a semiconductor test house in Taiwan, for a consideration of approximately $28 million in cash. The completion of the transaction is subject to the approval of the Taiwanese regulatory authority and customary conditions precedent. The parties expect to be able to do so around late August 2001.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                              THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                    JUNE 30,                           JUNE 30,
                                            -----------------------            ----------------------
                                            2000              2001             2000             2001
                                            -----            ------            -----           ------
                                                       (AS A PERCENTAGE OF NET REVENUE)


Net revenues                                100.0%            100.0%           100.0%           100.0%
Cost of revenues                            (66.5)           (162.2)           (64.5)          (138.0)
                                            -----            ------            -----           ------
Gross profit (loss)                          33.5             (62.2)            35.5            (38.0)
                                            -----            ------            -----           ------
Operating expenses:
  Selling, general and administrative        13.1              25.1             13.3             24.7
  Research and development                    5.6               9.9              4.7              8.4
  Others, net                                (0.3)              0.0             (0.2)             0.1
                                            -----            ------            -----           ------
     Total operating expenses                18.4              35.0             17.8             33.2
                                            -----            ------            -----           ------
Operating income (loss)                      15.1             (97.2)            17.7            (71.2)

Other income:
  Interest income, net                        3.9               4.6              2.0              4.2
  Foreign currency exchange gain (loss)      (0.5)              1.1              0.3              0.4
  Other non-operating income, net             1.5               2.2              1.2              2.3
                                            -----            ------            -----           ------
     Total other income                       4.9               7.9              3.5              6.9
                                            -----            ------            -----           ------
Income (loss) before income taxes            20.0             (89.3)            21.2            (64.3)
Income tax expense                           (1.4)             (0.6)            (1.0)            (1.0)
                                            -----            ------            -----           ------
Net income (loss)                            18.6%            (89.9)%           20.2%           (65.3)%
                                            -----            ------            -----           ------


THREE MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 2001

NET REVENUES. Net revenues decreased by 53.5 % from $75.8 million in the three months ended June 30, 2000 to $35.3 million in the three months ended June 30, 2001. The decrease in net revenues was due primarily to the decrease in unit shipments in both assembly and test businesses and the erosion in average selling prices resulting principally from a change in product mix. These were the result of severe weakness in the end markets served by our customers and the high level of excess inventories in the semiconductor industry. Net revenues from test services decreased by 56.0% from $34.3 million in the three months ended June 30, 2000 to $15.1 million in the three months ended June 30, 2001. Net revenues from assembly services decreased by 51.2% from $41.4 million in the three months ended June 30, 2000 to $20.2 million in the three months ended
June 30, 2001.

COST OF REVENUES AND GROSS PROFIT (LOSS). Cost of revenues increased by 13.5% from $50.4 million in the three months ended June 30, 2000 to $57.2 million in the three months ended June 30, 2001. The increase was due primarily to higher depreciation expense and equipment leasing costs arising from equipment additions in the year 2000, and a provision for inventory obsolescence of approximately $2.8 million. The inventory provision was taken for substrates and leadframes accumulated for loadings that did not materialize as a result of the downturn. These "end-of-life" substrates and leadframes are not expected to be usable as our customers no longer require those packages.

Depreciation expense and cost of leasing testers increased from $19.3 million in the three months ended June 30, 2000 to $29.2 million in the three months ended June 30, 2001. The additional equipment was acquired and placed into service progressively to meet the increased demand for assembly and test services during the year 2000.

Gross loss in the current quarter was $21.9 million, or a gross margin of negative 62.2%, as compared to gross profit of $25.3 million, or a gross margin of 33.5%, in the same quarter a year ago. The gross loss in the current quarter was mainly attributable to substantially lower revenues, higher depreciation expense and equipment leasing costs and the provision of approximately $2.8 million for inventory obsolescence.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which include stock-based compensation decreased by 10.2% from $9.8 million in the three months ended June 30, 2000 to $8.8 million in the three months ended June 30, 2001. The decrease in selling, general and administrative expenses were due primarily to the various cost reduction measures undertaken such as cutting management salaries, reducing headcount through attrition, enforcing mandatory vacation days and aggressively managing discretionary spending.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased by 18.2% from $4.3 million in the three months ended June 30, 2000 to $3.5 million in the three months ended June 30, 2001. This represents 5.6% of net revenues in the three months ended June 30, 2000 compared to 9.9% of net revenues in the three months ended June 30, 2001. These expenses were incurred principally to enhance the Company's advanced packaging technologies in support of our strategy of offering complete back-end turnkey services to our customers.

NET INTEREST INCOME. Net interest income decreased by 44.8% from $2.9 million in the three months ended June 30, 2000 to $1.6 million in the three months ended June 30, 2001. Net interest income consisted of interest income of $3.3 million and interest expense of $0.4 million in the three months ended June 30, 2000 and interest income of $1.9 million and interest expense of $0.3 million in the three months ended June 30, 2001. The interest income was earned on our marketable debt securities and fixed term time deposits with financial institutions. The lower interest income earned in the current quarter is due primarily to the lower amount of excess cash available for investment in marketable debt securities and fixed term time deposits in the current quarter and the general decline in the interest rate environment. The interest expense was incurred on the loan from the Economic Development Board, or EDB.

FOREIGN CURRENCY EXCHANGE GAIN (LOSS). We recognized an exchange loss of $0.4 million in the three months ended June 30, 2000 and an exchange gain of $0.4 million in the three months ended June 30, 2001 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income decreased from $1.2 million in the three months ended June 30, 2000 to $0.8 million in the three months ended June 30, 2001. The decrease was mainly due to a decrease in government grants for research and development activities.

INCOME TAX EXPENSE. Income tax expense was $1.1 million and $0.2 million in the three months ended June 30, 2000 and June 30, 2001, respectively. The income tax expense for both periods was due to Singapore tax on interest income generated principally from investment of excess cash in fixed term time deposits and marketable debt securities. In the current quarter, income tax expense is net of a $0.3 million deferred income tax benefit.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with certain conditions. Income from non-pioneer activities is subject to income tax at the prevailing enacted rate of tax.

SIM MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 2001

NET REVENUES. Net revenues decreased by 43.3% from $147.9 million in the six months ended June 30, 2000 to $83.9 million in the six months ended June 30, 2001. The decrease in net revenues was due primarily to the decrease in unit shipments in both assembly and test businesses and the erosion in average selling prices resulting principally from a change in product mix. These were the result of severe weakness in the end markets served by our customers and the high level of excess inventories in the semiconductor industry. Net revenues from test services decreased by 45.1% from $69.4 million in the six months ended June 30, 2000 to $38.1 million in the six months ended June 30, 2001. Net revenues from assembly services decreased by 41.7% from $78.5 million in the six months ended June 30, 2000 to $45.8 million in the six months ended June 30, 2001.

COST OF REVENUES AND GROSS PROFIT (LOSS). Cost of revenues increased by 21.2% from $95.5 million in the six months ended June 30, 2000 to $115.7 million in the six months ended June 30, 2001. The increase was due primarily to higher depreciation expense and equipment leasing costs arising from equipment additions in the year 2000, and a provision for inventory obsolescence of approximately $2.8 million. The inventory provision was taken for substrates and leadframes accumulated for loadings that did not materialize as a result of the downturn. These "end-of-life" substrates and leadframes are not expected to be usable as our customers no longer require those packages. Depreciation expense and cost of leasing testers increased from $35.9 million in the six months ended June 30, 2000 to $59.6 million in the six months ended June 30, 2001. The additional equipment was acquired and placed into service progressively to meet the increased demand for assembly and test services during the year 2000. In the first quarter of this year, there was a charge of $1.8 million relating to the early termination of equipment leases.

Gross loss in the current six-month period was $31.8 million, or a gross margin of negative 38.0%, as compared to gross profit of $52.5 million, or gross margin of 35.5%, in the same six-month period a year ago. The gross loss in the current six-month period was mainly attributable to substantially lower revenues, higher depreciation expense and equipment leasing costs and the provision of approximately $2.8 million for inventory obsolescence.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which include stock-based compensation increased by 5.2% from $19.7 million in the six months ended June 30, 2000 to $20.7 million in the six months ended June 30, 2001. The increase in selling, general and administrative expenses was kept to a minimum due primarily to the various cost reduction measures undertaken such as cutting management salaries, reducing headcount through attrition, enforcing mandatory vacation days and aggressively managing discretionary spending.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by 1.9% from $6.9 million in the six months ended June 30, 2000 to $7.0 million in the six months ended June 30, 2001. This represents 4.7% of net revenues in the six months ended June 30, 2000 compared to 8.4% of net revenues in the six months ended June 30, 2001. These expenses were incurred principally to enhance the Company's advanced packaging technologies in support of our strategy of offering complete back-end turnkey services to our customers.

NET INTEREST INCOME. Net interest income increased by 12.9% from $3.1 million in the six months ended June 30, 2000 to $3.5 million in the six months ended June 30, 2001. Net interest income consisted of interest income of $4.7 million and interest expense of $1.6 million in the six months ended June 30, 2000 and interest income of $4.2 million and interest expense of $0.7 million in the six months ended June 30, 2001. The interest income was earned on our marketable debt securities and fixed term time deposits with financial institutions. The lower interest income earned in the current six-month period is due primarily to the lower amount of excess cash available for investment in marketable debt securities and fixed term time deposits in the current six-month period and the general decline in the interest rate environment. The lower interest expense in the current six-month period resulted from the full repayment of two loans amounting in total to $60 million in February 2000.

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The repayment installments due in September 2000 and March 2001 on the loan from the EDB were also paid on their respective due dates.

FOREIGN CURRENCY EXCHANGE GAIN. We recognized exchange gains of $0.5 million and $0.3 million in the six months ended June 30, 2000 and June 30, 2001, respectively, due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $1.8 million in the six months ended June 30, 2000 to $1.9 million in the six months ended June 30, 2001. The slight increase was mainly due to an increase in government grants for the purchase of equipment and training subsidies used for research and development activities.

INCOME TAX EXPENSE. Income tax expense was $1.5 million and $0.8 million in the six months ended June 30, 2000 and June 30, 2001, respectively. The income tax expense for both periods was due to Singapore tax on interest income generated principally from investment of excess cash in fixed term time deposits and marketable debt securities. In the current six-month period, income tax expense is net of a $0.3 million deferred income tax benefit.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with certain conditions. Income from non-pioneer activities is subject to income tax at the prevailing enacted rate of tax.


LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2001, our principal sources of liquidity included $149.2 million in cash and cash equivalents and $20.0 million of unutilized banking and credit facilities consisting of short-term advances and bank guarantees. Interest on any future borrowings under the unutilised facilities will be charged at the bank's prevailing rate.

The borrowings as of June 30, 2001 of $35.3 million consist of the balance outstanding on a Singapore dollar denominated loan from the EDB which we entered into on June 5, 1998 for a sum of S$90.0 million ($54.3 million). The loan is guaranteed by Singapore Technologies Pte Ltd. The loan bears interest, payable semi-annually, at 1% over the prevailing annual interest rate offered by the Central Provident Fund Board, a Singapore Government Statutory Board. The principal amount is repayable over seven equal semi-annual installments commencing from September 1, 2000 and ending on September 1, 2003. The prevailing annual loan interest rate at June 30, 2001 was 3.5%.

The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case, without prior lender consent.

Net cash provided by operating activities totaled $35.9 million for the six months ended June 30, 2001 and $45.9 million for the six months ended June 30, 2000. The net cash of $35.9 million generated from operating activities for the six months ended June 30, 2001 was primarily due to positive working capital changes resulting mainly from timing of payments to suppliers and collection of accounts receivable during the current six-month period.

Net cash used in investing activities totaled $21.1 million for the six months ended June 30, 2001 and $131.6 million for the six months ended June 30, 2000. The net cash used in investing activities of $21.1 million in the six months ended June 30, 2001 consisted of capital expenditures of $36.5 million and purchases of marketable debt securities of $8.7 million. The net investment was reduced by receipts of $11.9 million from the maturity of marketable debt securities and $2.2 million from the disposal of equipment. Capital expenditures were mainly for additions of peripherals, equipment upgrades and IT systems enhancements. The lower level of investment in capital equipment in the current six-month period was due to the current downturn in the semiconductor industry. Our current budget for capital expenditures for the year 2001 is $50 million compared

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to $277 million a year ago. However, from time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

Net cash used in financing activities totaled $6.7 million for the six months ended June 30, 2001, compared to net cash provided by financing activities for the six months ended June 30, 2000 of $328.6 million. The cash used in financing activities of $6.7 million for the six months ended June 30, 2001 was mainly for the repayment of an installment due on the long-term EDB loan. The substantial amount of cash generated by financing activities in the six months ended June 30, 2000 consisted mainly of proceeds from our initial public offering in February 2000.


FOREIGN CURRENCY EXCHANGE EXPOSURE

We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar and the Japanese yen, other than our functional currency, the U.S. dollar.

We have adopted a hedging policy that we believe adequately covers any material exposure to our non-U.S. dollar assets and liabilities. To minimize foreign currency exchange risk, we selectively hedge our material foreign currency exposures through forward foreign currency swap contracts and options. We did not enter into any foreign currency swaps or options to hedge our currency exposures during the first six months of 2001 as we did not believe that our foreign currency exposures were material during this period. We cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.

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